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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                    Commission File No.: 1-09026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following quotes were posted to Compaq's internal intranet on December 5, 2001:

                   QUOTES ABOUT THE PROPOSED HP/COMPAQ MERGER

INDUSTRY ANALYSTS
-----------------

OSS NEWS - RHK TELECOMMUNICATIONS INDUSTRY ANALYSIS
"HP Compaq merger could bring upside to service assurance portfolio" - September 11, 2001

"It's clearly too early to speculate on the actual intentions of the new company. But while Wall St is unimpressed by this merger, RHK sees potential upside from the OSS perspective at least."

"Another important component of this merger is the creation of the third-largest systems integration business on the planet - a valuable asset at a time when service providers are looking for integration support, not just great software products."

PATRICIA SEYBOLD, FOUNDER AND CEO OF THE PATRICIA SEYBOLD GROUP, A BOSTON-BASED TECHNOLOGY CONSULTING COMPANY, SEPT. 6, 2001

"The proposed union should be a positive experience for customers because the new corporate entity should be better positioned to extend its reach into both the enterprise and small business customer spaces."

"Both companies value the channel," Seybold says. "They need it and see it as a healthy way to serve customers."

She also notes that the merged entity will offer "the comfort of being a mass-market player with competitive pricing and local service and support infrastructure" to the small business and consumer customers. Multinational customers should look more favorably on the new company's larger scale, Seybold believes.

THE FORRESTER BRIEF, SEPTEMBER 4, 2001

"Despite Wall Street talk of synergies and cost savings, the Compaq-HP merger is about something bigger: survival in a consolidating industry. By acting now, these firms guarantee that they'll still be here to compete in the post-PC world of services."

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"By the time the dust settles on this merger, the hew HP will have the staff and skills to handle desktop and multivendor networking jobs that IBM Global
Services and EDS won't touch."

IDC BULLETIN, INTERNET INFRASTRUCTURE HARDWARE, SEPTEMBER 2001

"HP's announced acquisition of Compaq is a sound business strategy to increase revenue and reduce expenses in a market that is changing rapidly and consolidating."

"The proposed merger between Compaq and Hewlett-Packard presents a real threat to competitors in the infrastructure hardware market and they will have to sit up, take notice and plan accordingly to compete with this potential systems giant."

IDC FLASH, SEPTEMBER 2001
EXECUTIVE INSIGHTS:  HEWLETT-PACKARD AND COMPAQ LOOK TO THE FUTURE

"We believe the combined HP/Compaq will position itself as a strong competitor to IBM in terms of being able to provide leading-edge access and enterprise class technology and infrastructure support services."

"This is not a transition that will happen overnight, but rather one that requires patience and a long-term vision. The first step is for suppliers to acknowledge the changing value proposition associated with providing more seamless solutions over point technologies. Today's announcement was a giant step in that direction."

ABERDEEN GROUP, SEPTEMBER 17, 2001

"Though some critics may argue that the newly merged Hewlett-Packard/Compaq should divest the PC business as a millstone, the enterprise and consumer PC business is fundamental to the success of this acquisition."

"With the expected success of Itanium and the new HP's potential for developing winning Linux and Linux/Unix affinity strategies, the new company is positioned to be a significant competitor (to IBM) in the Linux market - and has the potential to become the revenue leader."

"Given their similarities, the good news for HP and Compaq is that integrating their service businesses should not present a major challenge."

"Make no mistake, the combination of HP and Compaq could indeed create an industry powerhouse."

PATRICIA B. SEYBOLD, INDUSTRY ANALYST, SEPTEMBER 6, 2001
An Open Letter to Carly Fiorina and Michael Capellas

"I believe that your combined company will have the strength and reach required to excel in tighter economic times. And I think that the HP/Compaq merger will benefit your mutual customers and prospects."

ILLUMINATA
"HP has just purchased one of the leading storage companies in the industry. This could be EMC's worst nightmare."

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SUMMIT STRATEGIES

"One of the great potential synergies in this deal is in storage. This clearly puts HP in a strong storage position, one they could not have gotten on their own."

CUSTOMERS
---------

DOUGLAS MCCRACKEN, CHIEF EXECUTIVE OFFICER, DELOITTE CONSULTING
"If I were HP and Compaq, I would do exactly the same thing. The industry is consolidating. I would rather lead and shape the consolidation instead of being swept up in it."

BILL LAPPIN, PARTNER, MANUFACTURING INDUSTRY PRACTICE, DELOITTE CONSULTING "Deloitte Consulting anticipates great synergies from the merger of two market-leading information systems providers, Compaq and Hewlett Packard. Our firm believes that the new HP will be a key partner for our client solutions, further enabling significant and sustainable competitive edge."

JAMES MCGUIRE, KPMG
"We support the merger of Compaq and HP. We are alliance partners with both technology powerhouses, and we view the merger as a chance to strengthen that partnership."

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PAT O'CONNOR, VICE PRESIDENT, MARKETING - COMPAQ WORLDWIDE, PIONEER INC.
"The combined company will have enhanced breadth and depth in areas that are important to customers including technology innovation, services and solutions."

BILL MACMAHON, PRESIDENT, ARROW/WYLE
"The combined company will be able to offer the complete portfolio of products and services in an open architecture environment, and will have the market position and depth of resources needed to effectively compete with IBM."

MARK BELLES, VICE PRESIDENT OF GLOBAL ALLIANCES, DIMENSION DATA
"We look forward to working with the new combined entity, and leveraging its combined strength in servers, storage and software."

WILLIAM E. SALTER, PRESIDENT, INTERGRAPH GOVERNMENT SOLUTIONS AND INTERGRAPH MAPPING AND GIS SOLUTIONS
"Intergraph Government Solutions respects the technology and people of both Compaq and HP. Their products have broad market acceptance, and their solutions are important in addressing the needs of our customer base. As with any merger, they must work to leverage product lines, integrate people and processes, and continue effective solution delivery through system integrators such as Intergraph."

GENENTECH, INC., A CUSTOMER ON ADVISORY COMMITTEES FOR BOTH COMPAQ AND HP
"I see many more synergies than Wall Street does, and a lot more in the way of offsetting strengths and weaknesses than they are currently reporting."

KEN MUDGE, VICE PRESIDENT OF PROCUREMENT, INTUIT, INC.
"We anticipate the union of Compaq and HP will create an even greater technology leader that will further strengthen the relationship between Compaq and Intuit, along with unifying technology, enhancing innovation and increasing revenue-generating opportunities for us."

NIGEL STEVENS, VICE PRESIDENT, INFORMATION SYSTEMS & GLOBAL ALLIANCES - WORLDWIDE, REED ELSEVIER INC.
"In cementing the merger, the joint services and product offerings of HP and Compaq will provide a greater global capability for Reed Elsevier to draw upon and allow us to enlarge the relationship by leveraging that single point of contact on both sides."

DON LIEDTKE, GROUP PRESIDENT, ACS
"I think there is a really strong argument in the enterprise area for combining forces of Compaq and HP. What I envision is a company with a whole, new wealth of solutions, a wider range of technology and more flexibility."

HANS HICKLER, CIO, NOL GROUP
"With the merger of Compaq and HP, I anticipate a broader line of products and a more comprehensive services suite. We require the best of breed and global scalability, and I think bringing these two companies together will allow us to achieve all of that, and more."

PARTNERS
--------

MARC MANDEL, DIRECTOR OF STRATEGIC ALLIANCES, ASCENTIAL SOFTWARE, INC. "Specifically, we believe Compaq has developed some of the finest high performance enterprise servers and UNIX operating systems as represented in the combined Alpha/ZLE (Zero Latency Enterprise) solution offerings. Combining this solution with HP's marketing and selling strengths will clearly create a force to be reckoned with. Even industry leading technology innovators like IBM with all of its muscle, will have to recognize the combined strengths of HP and Compaq as all of a sudden, a peer, on platforms and solution offerings."

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ANDERS INGESTROM, EXECUTIVE VICE PRESIDENT, SONERA SMARTTRUST AB
"We believe the combination of Compaq and HP will create a powerful new force in the IT industry. Sonera SmartTrust AB is currently a valued partner of both companies. The merger of these two industry-leading companies will result in significant benefits to us and to our customers in both the short and long term. The result will be a very strong business partner across all aspects of IT technology and services. It will provide for a stronger, more comprehensive relationship for all involved."

MARK HATCH, VICE PRESIDENT, MARKETING, INTEGRATED COMPUTER SOLUTIONS, INC. "With the recent announcement of merger plans between Hewlett Packard and Compaq, and with the previous announcement of Compaq's plan to migrate their processors from Alpha to Itanium, we at Integrated Computer Solutions are working with both companies to insure proper support and direction for our products and our customers. Both companies are valued partners and we think their potential merger will only strengthen their offerings for customers."

VLADIMIR BUTENKO, PRESIDENT, STALKER SOFTWARE, INC.
"Stalker Software looks forward to building on our current relationship with Compaq and HP and to becoming a solution provider of choice for the merged corporation. We believe that the combination of Compaq and HP solutions and services means that the new entity will become an even greater force in the Internet/ISP sector and is therefore a very promising partner for us."

BRIAN SKEDD, VP, BUSINESS DEVELOPMENT, ATTUNITY, INC.
"We are also enthusiastic about expanding our relationship with the combined Hewlett-Packard/ Compaq company through future support of the new unified UNIX operating system that intends to incorporate the best of both Tru64 UNIX and HP-UX."

JIM OWNBY, SOFTWARE DEVELOPMENT DIRECTOR, SCT CORPORATION
"We believe the combination of Compaq and HP will create a powerful new force in the IT industry. SCT values its partnership with both companies. The merger of these two industry-leading companies will result in significant benefits to us and to our customers in both the short and long term. The result will be a very strong business partner across all aspects of IT technology and services. It will provide for a stronger, more comprehensive relationship for all involved."

ED OTT, VICE PRESIDENT STRATEGIC VENDORS, BEA SYSTEMS, INC.
"The merger of these two industry leaders will provide significant benefits to us and to our customers in both the short and long term. The result will be a very strong business partner across all aspects of IT technology and services. It will provide for a stronger, more comprehensive relationship for all involved."

SCOTT NEUMANN, VICE PRESIDENT, CES INTERNATIONAL
"We believe the combination of Compaq and HP will create a powerful new force in the IT industry."

MARK DAVIS, CHIEF MARKETING OFFICER, ENTRUST, INC.
"We decided to port our award-winning enhanced Internet security solutions to the Compaq Tru64 UNIX operating system running on Alpha systems to deliver the highly robust, scalable platform customers require for secure and private business transactions and communications. We're pleased with the investment we've made and anticipate that customers will benefit from the winning combination of our proven Internet security solutions with Compaq's fast and scalable enterprise computing platform for many years to come."

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ART COVIELLO, CEO AND PRESIDENT, RSA SECURITY
"The PC market looks like it needs consolidation, and I think there are great cultures of innovation at both companies...I think the potential is there to have a heck of a strong company after the fact."

JIM GOODNIGHT, PRESIDENT AND CEO, SAS INSTITUTE INC.
"For more than a decade, SAS and SAS customers have reaped substantial benefits from our top-level partnerships with both Hewlett-Packard and Compaq, and we look forward to working with the new, combined company in the years to come. SAS will remain committed to meeting the needs of our joint customers with powerful SAS solutions that utilize the innovative products and services from a combined Hewlett-Packard/Compaq."

GRAEME WOODLEY, SENIOR VICE PRESIDENT, BUSINESS DEVELOPMENT & CHANNEL SERVICES SAS INSTITUTE INC.
"We believe that the proposed merger of Compaq and HP will create an organization with enhanced solutions capabilities. This combination is certain to create an even more strategic partner."

CRAIG BARRETT, CEO INTEL CORPORATION
"Combining their hardware skills and service efforts gets them much closer to critical mass across the board ... it makes a whole lot of sense to me."

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing HP and Compaq's preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they will contain important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to

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be participants in the solicitation of proxies from the stockholders of HP and
Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.